May 12, 2009
VIA EDGAR
Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Potash Corporation of Saskatchewan Inc. File Number 001-10351 Form 10-K for the Year Ended December 31, 2008 Filed February 26, 2009
Dear Mr. Morris:
          We refer to the comment letter dated April 14, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) filed by Potash Corporation of Saskatchewan Inc. (the “Company”).
          The responses to the Staff’s comments in its April 14, 2009 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
Exhibit 99(a)
Compensation, page 37
1.	In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets for your named executive officers, including budgeted earnings per share targets and cash flow per share targets related to your chief executive officer compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Mr. Daniel Morris
U.S. Securities and Exchange Commission
May 12, 2009

          Response:
          We note that we provided disclosure of the performance targets under our executive compensation incentive plans in our Compensation Discussion & Analysis for the year ended December 31, 2008. In particular, we disclosed the performance targets and related results for (1) cash flow return under our Short-Term Incentive Plan on page 46 of our proxy circular, (2) basic and relative total shareholder return under our Medium-Term Incentive Plan on page 47 of our proxy circular and (3) cash flow return on investment minus weighted average cost of capital under our Performance Option Plan on page 49 of our proxy circular.
          The Compensation Committee included the 11 factors set forth on pages 53-55 of our proxy circular in its review of our chief executive officer’s 2008 short-term incentive award and 2009 base salary. None of the factors carried a specific weight in determining our chief executive officer’s compensation. Instead, each factor was viewed qualitatively by the Compensation Committee. The Compensation Committee’s analysis of each factor positively or negatively impacted our chief executive officer’s compensation depending on whether, and to what extent, the factor was successfully achieved. As no quantitative weighting was used by the Compensation Committee, we believe that it is inappropriate to treat such factors as specific performance targets. Accordingly, we believe that the narrative disclosure on page 53 of our proxy circular regarding the Compensation Committee’s analysis of our earnings per share and cash flow per share results provides investors with the material information necessary to understand our executive compensation decisions. Disclosure of specific numerical targets for earnings per share and cash flow per share would not enhance a fair understanding of our chief executive officer’s compensation and may mislead readers by implying that our chief executive officer’s compensation is quantitatively tied to the Company’s earnings per share and cash flow per share results.
Compensation Committee Responsibilities and Procedures, page 38
2.	You state that you review and approve on an annual basis the compensation structure of your executive officers, including the parameters for salary adjustments made at the discretion of the chief executive officer. In future filings, please disclose in reasonably complete detail how the parameters are set and the role of the chief executive officer in your compensation process.
          Response:
          We note that we discussed the process for determining executive officer compensation in our Compensation Discussion & Analysis for the year ended December 31, 2008. In particular, on page 45 of the proxy circular, we disclosed that “[w]e assign senior executive positions to an appropriate salary tier, considering the position’s internal value, as well as external comparisons to relevant positions in the Comparative Compensation Information. The Committee generally establishes salary guidelines at levels that approximate the median (the 50th percentile) of the Comparative Compensation Information. Individual executive salaries for executives that report

Mr. Daniel Morris
U.S. Securities and Exchange Commission
May 12, 2009

directly to the CEO are subject to approval by the CEO and the Committee. The CEO’s salary is subject to approval by the Committee and the Board.”
          In future filings, we will provide additional disclosure as appropriate regarding how the parameters for executive officer salaries are set and the role of our chief executive officer.
    Performance Option Plans, page 48
3.	We note that awards under the performance option plans were based upon achievement of a targeted cash flow return on investment (“CFROI”) of 2.50. In 2008, the CFROI was 16.50, or approximately 6 times the maximum vesting level. Please revise your future filings to more fully discuss your methodology for linking compensation study results and the vesting schedule targets. In addition, please discuss the level of difficulty in achieving targeted levels in light of your historical performance.
          Response:
          We note that our Compensation Discussion & Analysis for the year ended December 31, 2008 included a discussion of the methodology for linking compensation study results to vesting schedule targets under our Performance Option Plans. In particular, on page 48 of our proxy circular, we disclosed that, in connection with the development of the Performance Option Plan, the Compensation Committee, with the support of Hewitt Associates and based on 10-year historical data, analyzed the correlation between the Company’s cash flow return on investment minus the Company’s weighted average cost of capital and the Company’s total shareholder return relative to the performance of the Dow Jones U.S. Basic Materials Index. Based on the analysis of this correlation, a vesting schedule was developed that is intended to provide upper quartile compensation if Company performance is in the upper quartile of our competitor group. In this regard, stock options granted under our 2006 Performance Option Plan vested during the 2008 fiscal year based on a CFROI that reflected the Company’s strong performance during the three-year performance period ended December 31, 2008, a period in which the Company achieved record earnings.
          In future filings, we will provide additional disclosure as appropriate to discuss the level of difficulty in achieving targeted performance levels under our Performance Option Plans based on the Company’s historical performance.
Compensation Consultants and Comparator Groups, page 51
4.	It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against the 20 companies in the “Comparator Group,” as listed on page 52. Please tell us whether you also benchmark against the companies found in the additional executive compensation surveys of U.S.-based companies with similar industry and revenue size in your executive compensation process. If so, please revise your

Mr. Daniel Morris
U.S. Securities and Exchange Commission
May 12, 2009

executive compensation disclosure in future filings to identify the companies in the additional separate surveys used if they were a material component of your executive compensation consideration.
          Response:
          The Compensation Committee does not use the compensation surveys listed on page 52 of our proxy circular for benchmarking purposes. Rather, the Compensation Committee uses the survey data as a resource for market competitive executive compensation information. The Compensation Committee also uses other factors to determine appropriate compensation levels, including job scope and responsibilities and individual performance. Moreover, the companies that comprise the compensation surveys do not provide compensation information for all positions, and the publishers of the surveys do not provide us with a list of companies that provide compensation data for each position. As a result, the surveys provide only aggregated data from groups of companies, and it is not practicable for us to identify which survey companies provided the data reviewed for each relevant position.
Chief Executive Officer Compensation, page 53
5.	You describe various factors which affected your determination of your chief executive officer’s 2009 base salary and 2008 short-term bonus award. Among those factors was the performance of your common stock relative to the DJUSBMI and the sector average. We note your common stock performance was better than the DJUSBMI and worse than the sector average. However, it is unclear whether your stock’s performance was viewed by the committee as a positive or negative factor. Please explain in greater detail how the relative performance of your common stock impacted you salary and bonus award determination.
          Response:
          As discussed in response to comment 1 above, the Compensation Committee does not assign relative weights to the factors considered in determining our chief executive officer’s base salary and short-term incentive award. Generally, performance that achieves or exceeds a factor is viewed positively while performance that does not achieve or exceed a factor is viewed negatively. In future filings, if the impact of a specific factor, including the performance of our common stock, may be unclear because of conflicting results, we will provide additional disclosure regarding whether the factor was viewed positively or negatively by the Compensation Committee.
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          As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Daniel Morris
U.S. Securities and Exchange Commission
May 12, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have additional questions or comments, you may contact Barbara Jane Irwin, Senior Vice President, Administration, at (847) 849-4478, or Joseph A. Podwika, Senior Vice President, General Counsel and Secretary, at (847) 849-4290.
Sincerely,
/s/ William J. Doyle
William J. Doyle
President and Chief Executive Officer

cc:	Lauren Nguyen, Division of Corporate Finance
Barbara Jane Irwin, Senior Vice President, Administration
Joseph A. Podwika, Senior Vice President, General Counsel and Secretary
Robert Kirkpatrick, Associate General Counsel